Exhibit 99.2

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (the “Trust”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income:

	Three months ended September 30		Nine months ended September 30
($ millions, except per unit amounts)	2007	2006	2007	2006

Net income as reported in the Consolidated
Statements of Income - Canadian GAAP	$137.4	$177.8	$48.5	$542.7
Adjustments
Unit-based compensation (note (d))	15.9	1.2	7.3	(17.7)
Risk management activities (note (b))	—	(2.3)	—	(6.8)
Income tax effect of the above adjustments	—	0.7	—	2.0
Net and Other Comprehensive Income, as adjusted before cumulative effect of change in accounting policy	153.3	177.4	55.8	520.2
Cumulative effect of change in accounting policy, net of income taxes (note (d))	—	—	—	(9.2)
Net and Other Comprehensive Income - U.S. GAAP, as adjusted	$153.3	$177.4	$55.8	$511.0

Net income per trust unit before cumulative effect of change in accounting policy
Basic	$0.64	$0.75	$0.23	$2.76
Diluted	0.63	0.75	0.23	2.74

Cumulative effect of change in accounting policy
Basic	—	—	—	(0.05)
Diluted	—	—	—	(0.05)

Net income per trust unit
Basic	0.64	0.75	0.23	2.71
Diluted	$0.63	$0.75	$0.23	$2.69

Weighted average number of trust units outstanding (in millions)
Basic	240.5	236.1	238.6	188.6
Diluted	242.0	237.4	239.9	190.0

Retained earnings (deficit) - U.S. GAAP
Balance, beginning of the period - U.S. GAAP	$(3,432.3)	$(4,389.8)	$(2,395.8)	$(3,723.8)
Net Income - U.S. GAAP	153.3	177.4	55.8	511.0
Change in redemption value of Trust units (note (c))	1,082.5	966.0	629.4	296.0
Distributions declared	(245.0)	(240.7)	(730.9)	(570.3)
Balance, end of period - U.S. GAAP	$(2,441.5)	$(3,487.1)	$(2,441.5)	(3,487.1)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

September 30, 2007	Canadian GAAP	U.S. GAAP

ASSETS
Current
Accounts receivable	$257.6	$257.6
Other	43.4	43.4
	301.0	301.0
Property, plant and equipment (note (a))	7,358.4	7,358.4
Goodwill	652.0	652.0
	8,010.4	8,010.4
	$8,311.4	$8,311.4

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$382.7	$382.7
Distributions payable	81.9	81.9
Risk management (note (b))	12.5	12.5
	477.1	477.1
Long-term debt	1,824.7	1,824.7
Asset retirement obligations	341.7	341.7
Unit rights liability (note (d))	—	39.7
Future income taxes	1,034.1	1,035.2
Total liabilities	3,677.6	3,718.4

Unitholders’ mezzanine equity (note (c))	—	7,034.5

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (c))	3,826.5	—
Contributed surplus (note (d))	30.2	—
Retained earnings (deficit) (note (c))	777.1	(2,441.5)
	4,633.8	(2,441.5)
	$8,311.4	$8,311.4

December 31, 2006	Canadian GAAP	U.S. GAAP

ASSETS
Current
Accounts receivable	$268.7	$268.7
Risk management (note (b))	54.0	54.0
Other	56.0	56.0
	378.7	378.7
Property, plant and equipment (note (a))	7,039.0	7,039.0
Goodwill	652.0	652.0
	$8,069.7	$8,069.7

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$384.1	$384.1
Distributions payable	80.6	80.6
	464.7	464.7
Long-term debt	1,285.0	1,285.0
Asset retirement obligations	339.1	339.1
Unit rights liability (note (d))	—	34.1
Future income taxes	792.6	793.7
	2,416.7	2,451.9
Total liabilities	2,881.4	2,916.6

Unitholders’ mezzanine equity (note (c))	—	7,548.9

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (c))	3,712.4	—
Contributed surplus (note (d))	16.4	—
Retained earnings (deficit) (note (c))	1,459.5	(2,395.8)
	5,188.3	(2,395.8)
	$8,069.7	$8,069.7

The application of U.S. GAAP would not have any effects on reported cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproven properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties. The impairment test is performed quarterly and, as elected by the Trust, recalculated seven business days prior to the filing date of the Trust’s consolidated financial statements if an impairment was indicated on the balance sheet date. If there is an impairment indicated at the balance sheet date, which no longer exists at the time of the second test, no write down is required. At December 31, 2006, an impairment of $443.2 million was indicated but upon the re-performance of the test there was no indication of impairment as commodity prices increased from those applied at December 31, 2006. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in 2007 or 2006.

(b) Derivative financial instruments

The hedging documentation requirements under Canadian GAAP differed in certain respects from those required under U.S. GAAP prior to January 1, 2007. As a result, certain derivative financial instruments accounted for as hedges under Canadian GAAP did not qualify for hedge accounting when the Trust first applied U.S. GAAP.

Effective July 1, 2005, the Trust elected to discontinue designating derivative instruments as accounting hedges. As a result of this change, a deferred gain on financial instruments of $16.7 million, that represented the fair value of these financial contracts on July 1, 2005, was recognized on the consolidated balance sheet for Canadian GAAP purposes. This deferred gain was amortized to income over the remaining life of the financial contracts. For U.S. GAAP purposes, as the outstanding instruments at the time U.S. GAAP was adopted did not qualify for hedge accounting, all of the Trust’s financial contracts were measured at fair value, with corresponding changes in fair values recognized as unrealized gains or losses in income of the period. For the first nine months of 2007, no adjustment (2006 - $6.8 million, $4.8 million net of tax) to income was recorded for U.S. GAAP purposes for the amortization of deferred gains on financial instruments previously recorded under Canadian GAAP as the balance had been fully amortized by the end of 2006 for Canadian GAAP purposes.

(c) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units, which are redeemable at the option of the unitholder, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. As at September 30, 2007, the Trust reclassified $7,034.5 million (December 31, 2006 - $7,548.9 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in a period are recognized as charges to the deficit. As a result, the Trust recorded a reduction of $629.4 million to deficit for the nine months ended September 30, 2007 compared to a reduction of $296.0 for the same period of 2006.

(d) Unit-based compensation

On January 1, 2006, the Trust adopted SFAS 123R, “Share-Based Payment” using the modified prospective method of application and adopted the fair value method of accounting for all grants under the rights plan. Under SFAS 123R, rights granted under the rights plan are considered liability awards whereas they were previously considered equity awards under SFAS 123. As a result of the adoption of SFAS 123R on January 1, 2006 the Trust recorded a trust unit rights liability of $14.7 million, which represented the fair value of all outstanding unit rights on that date, in proportion to the requisite service period rendered to that date. In addition, contributed surplus was reduced by $5.5 million representing previously recognized compensation cost for all outstanding unit rights for Canadian GAAP purposes, and an expense of $9.2 million was recorded as a cumulative effect of a change in accounting policy.

The trust unit rights liability is calculated based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds plus the amount recorded as a trust unit rights liability are recorded to mezzanine equity.

A U.S. GAAP difference exists as rights granted under the rights plan are considered equity awards for Canadian GAAP purposes. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity. For the nine months ended September 30, 2007, compensation expense calculated under U.S. GAAP was $7.3 million lower (2006 — $17.7 million higher) than compensation expense calculated under Canadian GAAP.

Change in Accounting policies — US GAAP

Income Taxes

On January 1, 2007, the Trust adopted FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes” clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

As at September 30, 2007, the total amount of the Trust’s unrecognized tax benefits was approximately $4.1 million, which if recognized would affect the Trust’s effective income tax rate. The resolutions of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations can occur from period to period. The amount of unrecognized tax benefits is not anticipated to significantly change within the next 12 months. As at September 30, 2007, the total amount of interest and penalties pertaining to unrecognized tax benefits is $2.7 million.

The Trust and its entities are subject to income taxation and related audits in the Canadian tax jurisdiction. The tax years from 2002 to 2006 remain open to examination in Canada.

Recent U.S. accounting pronouncements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is to be applied prospectively and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Trust is currently assessing the impact of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Trust is currently assessing the impact of SFAS 159.